UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4*)

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10 , 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. G8807B106	13 D/A4	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,644,808
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,644,808
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,808 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Ordinary Shares (as defined below) are held directly by Glaxo Group Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 62,262,307 shares of the Issuer’s Ordinary Shares outstanding as of February 14, 2020, upon the closing of the Issuer’s offering (assuming the underwriters have not exercised their option to purchase additional Ordinary Shares), as reported in the Issuer’s prospectus supplement dated February 11, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2020 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

Cusip No. G8807B106	13 D/A4	Page 3 of 8

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 24, 2016 (as amended by Amendment No.1 filed on May 13, 2016, Amendment No.2 filed on February 3, 2017 and Amendment No.3 filed on April 18, 2019, the “Schedule 13D”, and as amended by this Amendment No. 4, the “Statement”) with respect to the Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect: (1) its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the outstanding Ordinary Shares of the Issuer and (2) an amendment made to the Registration Rights Agreement. The Issuer’s principal executive offices are located at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

The response set forth in Item 4.B of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 10, 2020, the Issuer and Glaxo Group Limited entered into the First Amendment of Registration Right Agreement (the “First Amendment”), a copy of which is attached as Exhibit 7 hereto. The First Amendment extended the termination date of Registration Rights Agreement to December 31, 2026 or such earlier time as to any Holder holding one and one-half percent (1.5%) or less of the outstanding shares of the Company at which all Registrable Securities held by such Holder (and any Affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in a single transaction without registration in compliance with Rule 144 of the Act. Additionally, the First Amendment added provisions requiring officers of the Issuer to participate in “road shows” and requiring the Issuer to furnish certain documents to underwriters in connection with underwritten offerings, allows the Issuer to suspend use of registration statements under certain circumstances and reduced to 90 days the amount of time following the effective date of certain registration statements during which the Issuer may refuse to file a registration statement in response to an exercise of demand registration rights.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	GlaxoSmithKline plc beneficially owns 9,644,808 Ordinary Shares, which represents 15.5% of 62,262,307 Ordinary Shares outstanding as of February 14, 2020, as reported in the Issuer’s Final Prospectus.

(b)	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 9,644,808 shares of Common Stock described in Item 5(a) above.

Cusip No. G8807B106	13 D/A4	Page 4 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information included in Item 4 of this Statement is incorporated herein by reference.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc and any other person with respect to any Ordinary Shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit	Name
7	First Amendment of Registration Right Agreement by and among the Issuer and Glaxo Group Limited dated as of February 10, 2020.

Cusip No. G8807B106	13 D/A4	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory

Cusip No. G8807B106	13 D/A4	Page 6 of 8

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Cusip No. G8807B106	13 D/A4	Page 7 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British

Cusip No. G8807B106	13 D/A4	Page 8 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British